UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Year Ended December 31, 2023

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to ________

Commission File Number 1-3880

NATIONAL FUEL GAS COMPANY
TAX-DEFERRED SAVINGS PLAN
(Full title of the Plan)

NATIONAL FUEL GAS COMPANY
(Name of issuer of the securities held pursuant to the Plan)

6363 Main Street, Williamsville, New York 14221
(Address of principal executive office)

REQUIRED INFORMATION

1.Plan financial statements and schedules prepared in accordance with financial reporting requirements of ERISA.
See accompanying Index on next page.

2.Signatures

3.Exhibit

Exhibit Number	Description of Exhibit
23	Consent of Independent Registered Public Accounting Firm

NATIONAL FUEL GAS COMPANY

TAX-DEFERRED SAVINGS PLAN

INDEX TO FINANCIAL STATEMENTS AND SCHEDULE

Page
Number
Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for
Benefits at December 31, 2023 and 2022	3

Statements of Changes in Net Assets
Available for Benefits for the Years Ended
December 31, 2023 and 2022	4

Notes to Financial Statements	5

Supplemental Schedule:

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
as of December 31, 2023	11

Report of Independent Registered Public Accounting Firm

To the Participants and
Tax-Deferred Savings Plan Committee
of the National Fuel Gas Company
Tax-Deferred Savings Plan:

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the National Fuel Gas Company Tax-Deferred Savings Plan (the Plan) as of December 31, 2023 and 2022, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes and schedule (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the National Fuel Gas Company Tax-Deferred Savings Plan as of December 31, 2023 and 2022, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

(Continued)

Report of Independent Registered Public Accounting Firm (Continued)

Supplemental Information
The supplemental information contained in Schedule H, Line 4i - Schedule of Assets (Held at End of Year) has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BONADIO & CO., LLP

We have served as the Plan’s auditor since 2006.

Bonadio & Co., LLP
June 26, 2024
Amherst, New York

NATIONAL FUEL GAS COMPANY
TAX-DEFERRED SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2023 AND 2022

	December 31,
	2023	2022
Assets:

Investments at Fair Value	$114,675,310	$109,960,548

Receivables:
Notes Receivable from Participants	1,644,442	1,721,312

Employer Contributions	330,048	328,937

Dividends Receivable	6,953	11,095

Total Assets	116,656,753	112,021,892

Liabilities:

Dividends Payable to Participants	6,953	11,095

Net Assets Available for Benefits	$116,649,800	$112,010,797

The accompanying notes are an integral part of these financial statements.

NATIONAL FUEL GAS COMPANY
TAX-DEFERRED SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

	December 31,
	2023	2022
Investment Income from National Fuel Gas Company ESOP Fund	$886,107	$859,824

Interest and Dividend Income	187,478	138,485

Investment Income from Mutual Funds	2,621,061	2,736,819

Total Investment Income	3,694,646	3,735,128

Net Appreciation (Depreciation) in Fair Value of Investments	5,862,819	(18,614,638)

Interest Income from Notes Receivable from Participants	101,504	83,350

Employer Contributions	3,716,412	3,671,112

Participant Contributions	5,207,563	5,273,644

Participant Loan Administrative Fees	(7,383)	(7,324)

Rollovers and Other Individual Transfers Out	(1,159,681)	(981,661)

Dividend Payments to Participants	(28,789)	(37,354)

Benefit Payments to Participants or Beneficiaries	(12,748,088)	(13,216,103)

Increase (Decrease) in Net Assets Available for Benefits	4,639,003	(20,093,846)

Net Assets Available for Benefits:
Beginning of Year	112,010,797	132,104,643

End of Year	$116,649,800	$112,010,797

The accompanying notes are an integral part of these financial statements.

NATIONAL FUEL GAS COMPANY
TAX-DEFERRED SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2023 AND 2022

NOTE 1 - DESCRIPTION OF PLAN

    General:

    The following is a brief description of the National Fuel Gas Company Tax-Deferred Savings Plan (the Plan) provided for general information purposes only. Participants should refer to the Plan document for more complete information. The Plan is a defined contribution plan as permitted under Section 401(k) of the Internal Revenue Code. The Plan was adopted March 21, 1989, effective as of July 1, 1989, and has been amended since that time. It is subject to the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

    During 2003, the Board of Directors of National Fuel Gas Company approved the merger of the National Fuel Gas Company Employees’ Thrift Plan (the “Thrift Plan”) into the Plan, in part, and into another plan, in part. Specifically, the account balances contained in the Thrift Plan’s Government Bond Fund and the Pooled Investment Contract Fund were merged into the Vanguard Total Bond Market Index Fund and the Vanguard Retirement Savings Trust, respectively, within the Plan. Former Thrift Plan participants have the option to move these funds into other investment options offered by the Plan and retain the same rights and features of the former Thrift Plan. Former Thrift Plan funds are kept separate from any funds that a participant invests directly into the Plan.

    As of January 1, 2004, an additional Retirement Savings Account benefit was provided to certain participants in the Plan. Participants should refer to the Plan document for more complete information.

    Effective September 28, 2007, the Plan was amended such that the portion of the Trust invested in National Fuel Gas Company Stock Fund A and National Fuel Gas Company Stock Fund B is designated as an Employee Stock Ownership Plan (“ESOP”). The ESOP portion of the Plan is intended to be a stock bonus plan as defined in Treasury Regulations section 1.401-1(b)(1)(iii) and a non-leveraged employee stock ownership plan under the requirements of sections 401(a) and 4975(e) of the Internal Revenue Code. Cash dividends paid with respect to shares of stock held in the ESOP as of the record date for such dividends shall be, at the election of the participant or beneficiary, either (i) paid or distributed in cash to the participant or beneficiary, or (ii) paid to the applicable National Fuel Gas Company ESOP Fund and reinvested in National Fuel Gas Company common stock. Except with respect to hardship withdrawals, if a participant or beneficiary fails to make a proper election with respect to a dividend, the participant or beneficiary shall be deemed to have elected to have the dividend paid to the applicable National Fuel Gas Company ESOP Fund and reinvested in National Fuel Gas Company common stock.

    Effective April 1, 2023, the Plan was amended to permit participants to make Roth 401(k) contributions to the Plan. Unlike traditional 401(k) plan contributions, Roth 401(k) contributions are included in the participant's taxable income in the year that the contribution is made to the Plan. The amount of the Roth 401(k) contribution is then excluded from the participant's taxable income in the year of withdrawal from the Plan. Any earnings that have accumulated on such Roth 401(k) contributions is also excluded from taxable income in the year of withdrawal from the Plan if the withdrawal occurs after both (i) the fifth year of participation in the Roth 401(k) option, and (ii) attainment of age 59 ½, death or disability.

    Eligibility and Participation:

    Originally, the Plan was established for the benefit of employees of National Fuel Gas Company and its participating subsidiaries (the Company) who were subject to a collective bargaining agreement between the Company and the International Brotherhood of Electrical Workers (IBEW), Locals 2154 and 2199 (which consolidated with 2199-J). These employees became eligible to participate in the Plan on July 1, 1989 or, if later, after meeting the service requirements, completing 1,000 hours of service, and attaining age 21. Employees subject to collective bargaining agreements between the Company and the IBEW Local 2279 (now consolidated with IBEW Local 2154) and the Service Employee International Union (SEIU) F & O Conference - Local 22 (prior to their consolidation on September 1, 1999, the International Brotherhood of Firemen and Oilers, Locals 22, 23, 25 and

251) also became eligible to participate in the Plan on August 1, 1990 or, if later, after meeting the service requirements, completing 1,000 hours of service, and attaining age 21. Effective on various dates since 2017, certain union employees became eligible to participate in the Plan after completing six (6) continuous months of full-time employment by the Company and attaining age 18.

    Certain Plan participants who are at least 18, meet the service requirement and work at least 1,000 hours (or six continuous months of full-time employment), and whose first hour of service with the Company is credited on or after November 1, 2003, are eligible for the Retirement Savings Account benefit.
    The category of employees whose employment is covered under Article XIX of the collective bargaining agreement between the Company and the IBEW, AFL-CIO, Local Union 2199 dated November 1, 2003 through February 14, 2008, and any article covering the same employee category under any succeeding collective bargaining agreements (Article XIX Employees), are not eligible to receive employer matching contributions or the Retirement Savings Account benefit.

    Contributions:

    Plan participants may direct the Company to reduce their base pay by a specified full percentage of at least 2% and not more than 60%. These wage reductions are subject to certain Plan and Internal Revenue Code limitations, and the Company remits them to the Plan Trustee on the participants' behalf. In addition, the Company makes an employer matching contribution that ranges from 1% to 3.5% of the participants' base pay depending upon rate of wage reduction contributions and, for certain union members, their years of service. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. Participants may change their investment allocation on a daily basis. Participants eligible for the Retirement Savings Account benefit receive a Company contribution of 3% or 4% of the participant’s compensation (in addition to any employer matching contributions under the Plan), depending on the participant’s years of service. The Company contribution in the Retirement Savings Account is participant directed and can be directed into any of the Plan’s investment options except for the Common Stock of National Fuel Gas Company.

    "Base pay" is defined in the Plan generally to mean a participant's basic compensation for a payroll period. An individual participant's wage reduction contributions to the Plan are subject to ceilings imposed by the Internal Revenue Service. The ceiling was $20,500 for 2022, $22,500 for 2023, and increased to $23,000 for 2024. However, if a participant is age 50 or over, the ceiling was $27,000 for 2022, $30,000 for 2023, and increased to $30,500 for 2024.

    Participants' accounts, including all wage reduction contributions, employer matching contributions, and the earnings thereon, are at all times fully vested and nonforfeitable. Participants’ accounts within the Retirement Savings Account are 100% vested following five years of service for all pre-January 1, 2007 employer contributions, and following three years of service for all employer contributions thereafter. Forfeitures may be used to reduce Company contributions. Forfeitures amounted to $60,744 and $28,588 for the years ended December 31, 2023 and 2022, respectively. Unused forfeitures amounted to $26,898 and $10,812 at December 31, 2023 and 2022, respectively.

    Employer Matching Contributions:

    Employer matching contributions are invested in a fund consisting primarily of the common stock of National Fuel Gas Company (National Fuel Gas Company ESOP Fund). This fund also maintains a small cash position in the Vanguard Federal Money Market Fund and may also include receivables and/or payables for unsettled security transactions and receivables for accrued dividends. A separate account is maintained for each participant showing his/her interest in this fund.

    Participants may exchange all or a portion of their National Fuel Gas Company common stock (National Fuel Gas Company ESOP Fund) for an interest in another fund.

    Distributions, Notes Receivable from Participants and Withdrawals:

    Plan participants (or their beneficiaries) may receive distributions from the Plan upon death, retirement, attainment of age 59 1/2, disability or other termination, in accordance with a qualified domestic relations order, or in the event of hardship, subject to the Plan's limitations and restrictions. In certain cases, participants may postpone receipt of Plan distributions.

    Plan participants may borrow from their accounts in accordance with certain Plan rules. The loans are collateralized by the participant’s account. Such loans are shown on the Statements of Net Assets Available for Benefits as Notes Receivable from Participants. Notes Receivable from Participants are valued at their unpaid principal balances. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

    Former Thrift Plan Participants may, at any time, withdraw the entire value of those amounts transferred to the Plan.

    Participant Accounts:

    Each participant’s account is credited with the participant’s contribution and an allocation of (a) the Company’s contribution, (b) Plan earnings, and (c) investment fees. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

    Administration:

    A Tax-Deferred Savings Plan Committee appointed by the Chief Executive Officer of National Fuel Gas Company is the Administrator of the Plan. The assets of the Plan are held by the Trustee, Vanguard Fiduciary Trust Company (Vanguard).

    Plan Termination:

    The Company reserves the right in its discretion to amend, suspend, or terminate the Plan at such time as it deems appropriate, subject to the provisions of ERISA. In the event that the Plan is terminated, participants are entitled to all wage reduction contributions, employer matching contributions and earnings thereon within their accounts. Participants with a Retirement Savings Account are entitled to the vested portion of such account.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    Basis of Accounting:

    The accompanying financial statements are prepared on the accrual basis of accounting.

    Investment Valuation and Income Recognition:

    Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

    Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold, as well as held, during the year. Capital gain distributions are included in investment income.

    Risks and Uncertainties:

    The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, currency and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

    Use of Estimates:

    The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

    Administrative Expenses:

    Expenses related to administration of the Plan and Trust are borne by the Company. Certain expenses of the Plan are or may be borne by participants, including among others, brokerage commissions and similar costs of acquiring or selling securities (if any) that are incurred by a Vanguard investment fund, contract administration charges, distribution and withdrawal fees, loan origination fees and annual loan maintenance fees. Brokerage commissions and similar costs of acquiring or selling securities that are incurred with respect to National Fuel Gas Company common stock held in the National Fuel Gas Company ESOP Fund are paid by the Company.

    Payments of Benefits:

    Benefit payments to participants are recorded upon distribution.

NOTE 3 - FAIR VALUE MEASUREMENTS

    The FASB authoritative guidance regarding fair value measurements establishes a fair value hierarchy and prioritizes the inputs used in valuation techniques that measure fair value. Those inputs are prioritized into three levels. Level 1 inputs are unadjusted quoted prices in active markets for assets or liabilities that the Plan can access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly at the measurement date. Level 3 inputs are unobservable inputs for the asset or liability at the measurement date. The Plan's assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels.

    The following table sets forth, by level within the fair value hierarchy, the Plan’s investments that were accounted for at fair value on a recurring basis as of December 31, 2023 and December 31, 2022. The Plan’s investments are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Recurring Fair Value Measures:	At Fair Value as of December 31, 2023
	Level 1	Level 2	Level 3	Total
Investments:
National Fuel Gas Company ESOP Fund	$—	$22,983,580	$—	$22,983,580
Mutual Funds	84,432,900	—	—	84,432,900
	$84,432,900	$22,983,580	$—	$107,416,480
Common/Collective Trust Fund, at net asset value				7,258,830	(1)
Total Investments				$114,675,310

Recurring Fair Value Measures:	At Fair Value as of December 31, 2022
	Level 1	Level 2	Level 3	Total
Investments:
National Fuel Gas Company ESOP Fund	$—	$29,405,539	$—	$29,405,539
Mutual Funds	72,844,673	—	—	72,844,673
	$72,844,673	$29,405,539	$—	$102,250,212
Common/Collective Trust Fund, at net asset value				7,710,336	(1)
Total Investments				$109,960,548

(1)In accordance with the FASB authoritative guidance regarding fair value measurement, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.

    The fair value of the National Fuel Gas Company ESOP Fund reported in Level 2 is primarily based on the quoted market value of National Fuel Gas Company common stock as well as the value of cash positions, such as money market instruments, and receivables at the close of the Plan year. The mutual funds reported in Level 1 are Securities and Exchange Commission (SEC) registered investments. The fair values of the Plan’s mutual funds are based on quoted market prices as these instruments have active markets.

    The Plan’s investment in the common/collective trust fund is composed primarily of fully benefit-responsive investment contracts and is valued at the net asset value of units of the collective trust. The net asset value is used as a practical expedient to estimate fair value. This practical expedient would not be used if it is determined to be probable that the fund will sell the investments for an amount different from the reported net asset value. Participant transactions (purchases and sales) may occur daily.

    There are not any unfunded commitments whereby the Plan or its participants are required to invest a specified amount of additional capital at a future date to fund investments that will be made by the common/collective trust. The common/collective trust fund does not have any significant restrictions on redemptions. Participant-directed redemptions can be made on any business day and do not have a redemption notice period. The common/collective trust fund seeks to provide current and stable income, while maintaining a stable share value of $1. The fund invests primarily in synthetic investment contracts backed by high-credit-quality fixed income investments and traditional investments issued by insurance companies and banks. The fund seeks to achieve its objective by diversifying among high-credit-quality investments and investment contracts, which are structured to smooth market gains and losses over time.

    The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There have been no changes in the methodologies used at December 31, 2023 and 2022.

NOTE 4 - INCOME TAXES

    The IRS determined in a letter dated January 26, 2017 that the Plan and related trust were designed in accordance with applicable sections of the Internal Revenue Code (IRC). While the Plan has been amended since receiving the determination letter, the Plan Administrator and the Plan Sponsor believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC (including the IRS EPCRS rules).

NOTE 5 - PARTIES-IN-INTEREST

    The Plan invests in shares of mutual funds managed by an affiliate of Vanguard. Vanguard acts as trustee for only those investments as defined by the Plan. The Plan also invests in common stock of National Fuel Gas Company. Transactions in such investments qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules. Notes Receivable from Participants also qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.

SCHEDULE I

NATIONAL FUEL GAS COMPANY
TAX-DEFERRED SAVINGS PLAN
EIN: 13-1086010 PLAN No. 009
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2023

	(b) Identity of Issue, Borrower,	(c) Description of Investment Including Maturity Date,		(e) Current
(a)	Lessor or Similar Party	Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	Value

*	National Fuel Gas Company	ESOP Fund (652,733 units)	**	$22,983,580

	Mutual Funds:
*	Vanguard Group of Investment Companies	Institutional Index Fund Institutional Plus Shares (67,942 units)	**	26,733,125

*	Vanguard Group of Investment Companies	STAR Fund (537,989 units)	**	14,445,002

*	Vanguard Group of Investment Companies	Extended Market Index Fund Institutional Shares (55,366 units)	**	6,903,036

*	Vanguard Group of Investment Companies	Total Bond Market Index Fund Institutional Shares (606,916 units)	**	5,893,158

*	Vanguard Group of Investment Companies	Growth Index Fund Institutional (33,745 units)	**	5,399,225

*	Vanguard Group of Investment Companies	Cash Reserves Federal Money Market Fund Admiral Shares (3,533,729 units)	**	3,533,729

*	Vanguard Group of Investment Companies	European Stock Index Fund Institutional Shares (99,628 units)	**	3,428,192

*	Vanguard Group of Investment Companies	Value Index Fund Institutional Shares (33,898 units)	**	1,975,930

*	Vanguard Group of Investment Companies	Target Retirement 2040 Fund (50,097 units)	**	1,968,807

*	Vanguard Group of Investment Companies	Pacific Stock Index Fund Institutional Shares (132,674 units)	**	1,813,656

*	Vanguard Group of Investment Companies	Target Retirement 2025 Fund (88,284 units)	**	1,622,667

*	Vanguard Group of Investment Companies	Target Retirement 2030 Fund (44,344 units)	**	1,572,865

*	Vanguard Group of Investment Companies	Target Retirement 2050 Fund (34,934 units)	**	1,552,463

*	Vanguard Group of Investment Companies	Target Retirement 2055 Fund (29,352 units)	**	1,455,546

*	Vanguard Group of Investment Companies	Target Retirement 2060 Fund (29,552 units)	**	1,350,224

*	Vanguard Group of Investment Companies	Target Retirement 2035 Fund (60,331 units)	**	1,334,519

*	Vanguard Group of Investment Companies	Target Retirement 2045 Fund (41,438 units)	**	1,104,742

*	Vanguard Group of Investment Companies	Target Retirement 2020 Fund (29,192 units)	**	784,386

*	Vanguard Group of Investment Companies	Target Retirement Income Fund (40,120 units)	**	521,963

*	Vanguard Group of Investment Companies	Target Retirement 2065 Fund (13,975 units)	**	418,552

	Western Asset	Western Asset Core Bond Portfolio Class I (28,975 units)	**	312,640

*	Vanguard Group of Investment Companies	Total International Stock Index Fund Admiral Shares (9,871 units)	**	307,298

*	Vanguard Group of Investment Companies	Target Retirement 2070 Fund (50 units)	**	1,175
		Total Vanguard Mutual Funds		84,432,900

	Common/Collective Trust (1):
*	Vanguard Group of Investment Companies	Retirement Savings Trust III (7,258,830 units)	**	7,258,830

*	National Fuel Gas Company Tax-Deferred Savings Plan	Participant Loan Account (Interest rates range from 4.25% to 9.5%)		1,644,442

	TOTAL			$116,319,752
* Denotes known party-in-interest to the Plan.
** Investments are participant directed, thus cost information is not required.
(1)    The audited annual report for the Vanguard Retirement Savings Trust has been filed with the Department of Labor by the Vanguard Fiduciary Trust Company. The entity's tax identification number is 38-7041744.

The accompanying notes are an integral part of this schedule.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NATIONAL FUEL GAS COMPANY
TAX DEFERRED SAVINGS PLAN
(Name of Plan)

By /s/ T.J. Silverstein
T.J. Silverstein
Treasurer and Chief Financial Officer

By /s/ E.G. Mendel
E.G. Mendel
Controller and Chief Accounting Officer

Date: June 26, 2024

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
23	Consent of Independent Registered Public Accounting Firm